October 23, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Deborah Skeens
Senior Counsel

Re:	Nuveen Quality Municipal Fund, Inc.
(the “Registrant”);
File No. 811-06206

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 9, 2015, with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Registrant on October 2, 2015 (the “Proxy Statement”) in connection with the proposed reorganization (each, a “Reorganization” and collectively, the “Reorganizations”) of each of the Registrant, Nuveen Quality Income Municipal Fund, Inc. (“Quality Income”) and Nuveen Municipal Opportunity Fund, Inc. (“Municipal Opportunity,” and together with the Registrant and Quality Income, the “Target Funds” and each, a “Target Fund”) into Nuveen Dividend Advantage Municipal Income Fund (the “Acquiring Fund”). The Acquiring Fund and the Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Proxy Statement. Set forth below are the staff’s comments and the responses of the Registrant. The Registrant is filing a Definitive Proxy Statement on Schedule 14A on the date hereof to address the comments of the staff.

(1)	Comment: Please revise the Q&A, Notice and introduction to the Proxy Statement to remove any items that are being voted on only by common shareholders and revise the disclosure to clarify on which proposals preferred shareholders are voting.

U.S. Securities and Exchange Commission

October 22, 2015

Response: The Registrant confirms that all items described in the Q&A, Notice and forepart are items on which preferred shareholders are voting. The Registrants have revised the disclosure to clarify the required votes.

(2)	Comment: With reference to the Q&A, “What will happen if the required shareholder approvals are not obtained?” and similar statements elsewhere in the Proxy Statement, please explain supplementally to the staff why the consent of the holders of VRDP Shares of Quality Income and Municipal Opportunity is not required in order for the Reorganizations to occur.

Response: With respect to Quality Income and Municipal Opportunity, the Agreement and Plan of Reorganization must be approved by a vote of each Fund’s common shareholders and preferred shareholders, voting together as a single class, and by each Fund’s preferred shareholders, voting separately. In addition, the liquidity providers with respect to the VRDP Shares of Quality Income and Municipal Opportunity have certain consent rights pursuant the agreements governing the liquidity of the VRDP Shares. By contrast, the outstanding VRDP Shares of the Acquiring Fund are operating pursuant to a special rate period and are not subject to a liquidity feature. Pursuant to the terms of the special rate period, the holder of such shares has certain consent rights.

(3)	Comment: In the Notice, please specify in the first line that common and preferred shareholders will vote at the special meeting.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: For the staff’s information, please explain the legal basis for including the disclosure captioned “Important Note Regarding Forward-Looking Statements” in the Proxy Statement.

Response: The Registrant has removed the disclosure.

(5)	Comment: Please revise the reference to the reorganization proposal on the cover page of the Proxy Statement to more conform to the description of that proposal that appears in the Q&A and the Notice.

Response: The Registrant has revised the cover page to remove the reference to the reorganization proposal.

U.S. Securities and Exchange Commission

October 22, 2015

(6)	Comment: On page 1 and elsewhere in the Proxy Statement, please clarify whether the reference to “[a] more attractive yield and risk profile versus other national municipal closed-end funds in the marketplace . . .” is intended to compare the Acquiring Fund to national municipal closed-end funds that invest in securities of any particular credit quality.

Response: In reviewing the proposed Reorganizations and investment policy changes, the Board was given comparative information for funds investing in both investment-grade and lower-rated securities. However, the Registrant has revised the disclosure to remove the concept of comparing the combined fund’s yield and risk profile to those of other national municipal closed-end funds in the marketplace.

(7)	Comment: On page 10, under the caption “Credit Quality,” please prominently disclose that the information provided for the Acquiring Fund does not reflect the Acquiring Fund’s new investment mandate.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(8)	Comment: On page 11, under the caption “Leverage,” please disclose whether the Acquiring Fund’s new investment mandate will impact the Acquiring Fund’s use of leverage.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(9)	Comment: On page 15 of the Proxy Statement, and elsewhere, please remove the reference to the new fund-level fee schedule including a greater reduction in the fund-level management fee rate at $2 billion in assets under management.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

(10)	Comment: Please revise the Comparative Fee Table and the Example to remove the effect of the fee waiver, which provides varying levels of expense reduction during the period of its effectiveness. Also, for the staff’s information, please explain supplementally how the weighted-average value of the fee waiver equals 0.05%.

U.S. Securities and Exchange Commission

October 22, 2015

Response: In response to the staff’s comment, the Registrant has revised the Comparative Fee Table and the Example to remove the effect of the fee waiver.

For the information of the staff, and as described in footnote 6 to the Comparative Fee Table included in Amendment No. 1, the fee waiver will provide varying levels of expense reduction during the one-year period it is in effect. The weighted average value of the fee waiver during the one-year period during which it will be effective will be 0.03125% of Managed Assets (emphasis added). The fee table, however, is required to be presented as a percentage of assets attributable to common shares. The weighted average value of the fee waiver, expressed as a percentage of assets attributable to common shares and rounded to the nearest basis point, is approximately 0.05%.

(11)	Comment: For the staff’s information, please confirm whether the substantial revision of “Tender Option Bond Regulatory Risk” and “Inverse Floating Rate Securities Risk” in the Risk Factors section indicates that the Acquiring Fund will increase its investments in such instruments following the Reorganizations and, if so, please add disclosure in the Q&A section and elsewhere in the document highlighting such increase.

Response: The revised disclosure reflects standard changes across all of the Nuveen Funds as a result of changes in the TOB marketplace in response to the Volcker Rule.

(12)	Comment: On page 26, under the caption “Terms of the Reorganizations,” please remove the statement to the effect that the summary of the Agreement is qualified in its entirety by reference to the full text of the Agreement attached to the Proxy Statement as Appendix A.

Response: The Registrant has removed the disclosure in response to the staff’s comment.

(13)	Comment: On page 43, under the caption “Description of VRDP Shares to Be Issued by the Acquiring Fund,” please review the revised fourth sentence in the first full paragraph to determine whether any revisions or clarifications may be necessary.

Response: The Registrant confirms that the revised sentence is accurate. However, the Registrant has made certain minor revisions to add clarity to the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

October 22, 2015

(14)	Comment: On pages 75–76, under the caption “Expenses of Proxy Solicitation,” please disclose the costs of the solicitation payable by the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt